UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adept Technology, Inc.

(Name of Subject Company)

Adept Technology, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

Seth Halio

Chief Financial Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rob Cain President and Chief Executive Officer Adept Technology, Inc. 5960 Inglewood Drive Pleasanton, CA 94588 (925) 245-3400	Lisa A. Fontenot Gibson, Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304-1211 (650) 849-5300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents relating to the proposed acquisition of Adept Technology, Inc., a Delaware corporation (the “Company”), by Hoffman Acquisition Corp., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“Parent”) and wholly owned subsidiary of OMRON Corporation, a Japanese corporation (“Omron”), pursuant to the terms of an Agreement and Plan of Merger, dated September 16, 2015, by and among the Company, Omron, Parent and Merger Sub:

(i)	Parent Employee Communication, dated September 16, 2015, which is attached hereto as Exhibit 99.1 and incorporated herein by reference;

(ii)	Company Employee Communication, dated September 16, 2015, which is attached hereto as Exhibit 99.2 and incorporated herein by reference;

(iii)	Company Employee Presentation, dated September 16, 2015, which is attached hereto as Exhibit 99.3 and incorporated herein by reference;

(iv)	Letter to the Company’s Distributors and Vendors, dated September 16, 2015, which is attached hereto as Exhibit 99.4 and incorporated herein by reference; and

(v)	English translation of the Notice of Agreement to Acquire Adept Technology, Inc. filed by Omron with the Tokyo Stock Exchange on September 16, 2015, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

The information set forth under Items 1.01 and 8.01 (including all exhibits attached thereto and incorporated therein by reference) of the Company’s Current Report on Form 8-K dated and filed September 16, 2015 is incorporated herein by reference.

Notice to Investors

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of the Company’s common stock described in this report has not commenced. At the time the tender offer is commenced, Omron, Parent and Merger Sub will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

Any statements made concerning the proposed transaction between the Company, Omron, Parent and Merger Sub, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the industries served by the Company, Omron or Parent and their respective subsidiaries, conditions affecting the Company’s, Omron’s or Parent’s customers and suppliers, competitor responses to the Company’s, Omron’s or Parent’s products and services, the overall market acceptance of such products and services, the integration of the businesses and other factors disclosed in the Company’s periodic reports filed with the SEC. Consequently, such forward-looking statements should be regarded as the Company’s, Omron’s and Parent’s current plans, estimates and beliefs. None of the Company, Omron, Parent or Merger Sub assumes any obligation to update the forward-looking information contained in this report, except as expressly required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Parent Employee Communication, dated September 16, 2015.

99.2	Company Employee Communication, dated September 16, 2015.

99.3	Company Employee Presentation, dated September 16, 2015.

99.4	Letter to the Company’s Distributors and Vendors, dated September 16, 2015.

99.5	English translation of the Notice of Agreement to Acquire Adept Technology, Inc. filed by Omron with the Tokyo Stock Exchange on September 16, 2015.